The GDL Fund

One Corporate Center

Rye, New York 10580-1422

December 15, 2017

VIA EDGAR AND ELECTRONIC MAIL

Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The GDL Fund
(File Nos. 333-213902 & 811-21969)

Dear Ms. Samuel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The GDL Fund (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on December 15, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

The GDL Fund

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President and Principal Executive Officer